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                           July 19, 2021

       Collin L. Cochrane
       Chief Financial Officer
       Redwood Trust, Inc.
       One Belvedere Place, Suite 300
       Mill Valley, CA 94941

                                                        Re: Redwood Trust, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K
                                                            Filed February 26,
2021 and April 28, 2021
                                                            File No. 001-13759

       Dear Mr. Cochrane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Differences between Estimated Total Taxable Income and GAAP Income, page
83

   1. We note your tables that reconcile total taxable income (loss) and total taxable income
                                                        (loss) on a per share
basis to GAAP income (loss) and GAAP income (loss) on a per share basis, respectively,
for the years ended December 31, 2020, 2019, and 2018, which appear to be non-GAAP income
statements reconciling non-GAAP measures to the most directly comparable GAAP
measures. Please tell us how you considered the guidance in Item
                                                        10(e)(1)(i)(A) and the
guidance in Questions 102.10 and 102.05 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations in your
                                                        presentation.
 Collin L. Cochrane
Redwood Trust, Inc.
July 19, 2021
Page 2


Form 8-K filed April 28, 2021

Exhibit 99.1 Press Release dated April 28, 2021, page 3

2. We note your discussion of REIT taxable income (estimated) and REIT taxable income per share (estimated), which appear to be non-GAAP measures. Please tell us how you have complied with the disclosure requirements of Regulation G and
Item 10(e)(1)(i) of
         Regulation S-K, including reconciliations to the most directly comparable GAAP financial measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Staff Accountant at 202-551-3432 or
Isaac
Esquivel, Staff Accountant at 202-551-3395 if you have any questions.



FirstName LastNameCollin L. Cochrane                        Sincerely,
Comapany NameRedwood Trust, Inc.
                                                            Division of
Corporation Finance
July 19, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName